UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EPIX Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26881Q101

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26881Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bessemer Venture Partners III L.P. (“BVP III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0 –

	6.	Shared Voting Power – 0 –

	7.	Sole Dispositive Power – 0 –

	8.	Shared Dispositive Power – 0 –

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 0 –

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP III Special Situations, L.P. (“BVP III SS”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0 –

	6.	Shared Voting Power – 0 –

	7.	Sole Dispositive Power – 0 –

	8.	Shared Dispositive Power – 0 –

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 0 –

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Deer III & Co. LLC (“Deer III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0 –

	6.	Shared Voting Power – 0 –

	7.	Sole Dispositive Power – 0 –

	8.	Shared Dispositive Power – 0 –

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 0 –

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert H. Buescher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0 –

	6.	Shared Voting Power – 0 –

	7.	Sole Dispositive Power – 0 –

	8.	Shared Dispositive Power – 0 –

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 0 –

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William T. Burgin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 77,245 shares.

	6.	Shared Voting Power – 0 –

	7.	Sole Dispositive Power 77,245 shares.

	8.	Shared Dispositive Power – 0 –

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,245

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David J. Cowan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0 –

	6.	Shared Voting Power – 0 –

	7.	Sole Dispositive Power – 0 –

	8.	Shared Dispositive Power – 0 –

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 0 –

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher F. O. Gabrieli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 169,101 shares.

	6.	Shared Voting Power – 0 –

	7.	Sole Dispositive Power 169,101 shares.

	8.	Shared Dispositive Power – 0 –

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,101

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Felda Hardymon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 67,646 shares.

	6.	Shared Voting Power – 0 –

	7.	Sole Dispositive Power 67,646 shares.

	8.	Shared Dispositive Power – 0 –

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,646

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 amends the Statement on 13(G) (including previous amendments thereto)  (the “Original Statement”) filed by Bessemer Venture Partners III, L.P., a Delaware limited partnership (“BVP III”), BVP III Special Situations, L.P., a Delaware limited partnership (“BVP III SS”), Robert H. Buescher, William T. Burgin, David J. Cowan, Christopher F.O. Gabrieli and G. Felda Hardymon.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.  Only those items as to which there has been a change are included in this Amendment No. 5.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of December 31, 2003:

	(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Row 5 of the cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See Row 6 of the cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See Row 7 of the cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒ Yes.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2004

BESSEMER VENTURE PARTNERS III L.P.

By: Deer III & Co. LLC, General Partner

By:	/s/ J. Edmund Colloton
J. Edmund Colloton
Authorized Officer

BVP III SPECIAL SITUATIONS L.P.

By: Deer III & Co. LLC, General Partner

By:	/s/ J. Edmund Colloton
J. Edmund Colloton
Authorized Officer

DEER III & Co. LLC

By:	/s/ J. Edmund Colloton
J. Edmund Colloton
Authorized Officer

ROBERT H. BUESCHER

By:	*
J. Edmund Colloton
Attorney-in-Fact

WILLIAM T. BURGIN

By:	*
J. Edmund Colloton
Attorney-in-Fact

DAVID J. COWAN

By:	*
J. Edmund Colloton
Attorney-in-Fact

CHRISTOPHER F. O. GABRIELI

By:	*
J. Edmund Colloton
Attorney-in-Fact

G. FELDA HARDYMON

By:	*
J. Edmund Colloton
Attorney-in-Fact

*Signed  pursuant to a Statement Appointing Designated Filer and Authorized Signatories, dated February 14, 2002 (the “Statement of Designation”) and filed with the SEC on February 14, 2002 as an exhibit to the Form 13G for Telocity Delaware, Inc., filed by Bessemer Venture Partners IV, L.P., which Statement of Designation is incorporated by reference herein.

EXHIBIT INDEX

Exhibit

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of EPIX Medical, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.